                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                                AutoNation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    05329W102
                                 --------------
                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 7, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]





                         (Continued on following pages)

                                  SCHEDULE 13D



CUSIP NO.  05329W102                                     Page 2 of 12 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS/
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            H. Wayne Huizenga
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            BK, OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        32,141,482
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           32,141,482
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            32,141,482
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES                                                          [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            9.4%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.  05329W102                                     Page 3 of 12 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            BK, OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        24,894,219
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           24,894,219
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            24,894,219
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.4%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.  05329W102                                    Page 4 of 12 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            BK, OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        24,894,219
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           24,894,219
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            24,894,219
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.4%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

         The Reporting Persons listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by H. Wayne Huizenga dated May 21, 1995, as amended by Amendment No. 1 dated July 17, 1995, as amended by Amendment No. 2 dated August 3, 1995, as amended by Amendment No. 3 dated October 27, 1995, as amended by Amendment No. 4 dated January 16, 1997 (taken together, the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

         This Amendment No. 5 is filed to report a change in the percentage of Common Stock beneficially owned by the Reporting Persons, which has resulted primarily from changes in the aggregate outstanding Common Stock of the Issuer. There has been no material change in the aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons as a result of acquisitions or dispositions by any of them.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The first paragraph of Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

         This Statement is being filed jointly by H. Wayne Huizenga ("Mr. Huizenga"), Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), and Huizenga Investments, Inc., a Nevada corporation ("HII"). Mr. Huizenga's business address is 450 East Las Olas Blvd., Suite 1500, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102 Hendersen, Nevada 89016. Mr. Huizenga is the Chairman of the Board of the Issuer, which is the largest automotive retailer in the United States and which is headquartered at 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. Mr. Huizenga is the sole shareholder of HII. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold and manage certain of Mr. Huizenga's investments in publicly traded and other companies. Mr. Huizenga is a citizen of the United States of America.



                               Page 5 of 12 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph:

                  As a result of certain issuances of shares of Common Stock and a share repurchase program, both initiated by the Issuer, the total number of shares of Common Stock outstanding has fluctuated since Amendment No. 4 to
Schedule 13D dated January 16, 1997, such that the Reporting Persons' percentage ownership has decreased. This Statement is being filed solely to report this change in the Reporting Persons' current percentage ownership.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Original Schedule 13D is hereby amended by replacing the paragraph added to Item 4 in Amendment No. 4 with the following paragraph:

                  See Item 3 for an explanation of the filing of this Schedule 13D amendment. None of the Reporting Persons or, to their knowledge, any other person named in Item 2, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of
Schedule 13D.



                               Page 6 of 12 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  (a) and (b) As of May 30, 2001, Mr. Huizenga may be deemed to beneficially own 32,141,482 shares of Common Stock, which includes 24,894,219 shares of Common Stock beneficially owned by HILP described below and 7,244,334 shares of Common Stock issuable to Mr. Huizenga upon exercise of employee stock options, representing in total approximately 9.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 335,710,073 shares of Common Stock issued and outstanding as of May 7, 2001, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2001, filed with the Commission on May 14, 2001 plus the 7,244,334 issuable upon exercise of employee stock options which Mr. Huizenga may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Huizenga has the sole power to vote and the sole power to dispose of the 32,141,482 shares of Common Stock which he may be deemed to beneficially own.

                  As of May 30, 2001, HILP may be deemed to beneficially own 24,894,219 shares of Common Stock, representing approximately 7.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 335,710,073 shares of Common Stock issued and outstanding as of May 7, 2001). HILP has the sole power to vote and the sole power to dispose of the 24,894,219 shares of Common Stock which it may be deemed to beneficially own.

                  As of May 30, 2001, HII may be deemed to beneficially own the 24,894,219 shares of Common Stock beneficially owned by HILP described above. HII has the sole power to vote and the sole power to dispose of the 24,894,219 shares of Common Stock which it may be deemed to beneficially own.



                               Page 7 of 12 Pages

                  Except as described below, as of May 30, 2001, none of the persons listed in Item 2 above (other than the Reporting Persons), individually or in the aggregate, beneficially owns more than 1% of the outstanding shares of Common Stock. Because the persons listed in Item 2 above (other than the reporting persons) are either officers or directors of HII, they each may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 24,894,219 shares of Common Stock beneficially owned by HILP and HII described above. Each of such persons disclaims beneficial ownership of any of the 24,894,219 shares of Common Stock owned by HILP and HII.

                  (c) There have been no transactions in any securities of the Issuer affected by Mr. Huizenga, HII, HILP or, to the knowledge of the Reporting Persons, any other person listed in Item 2, during the past 60 days.



                               Page 8 of 12 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. WAYNE HUIZENGA



Dated: June 11, 2001





                               Page 9 of 12 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HUIZENGA INVESTMENTS LIMITED
                                   PARTNERSHIP, a Nevada limited partnership

                                   By:  Huizenga Investments, Inc., a Nevada
                                        corporation, as general partner


                                        By:/s/ Cris V. Branden
                                           -------------------------------------
                                           Cris V. Branden
                                           Authorized Officer

Dated: June 11, 2001






                              Page 10 of 12 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HUIZENGA INVESTMENTS, INC., a Nevada
                                   corporation

                                   By:  /s/ Cris V. Branden
                                        ----------------------------------------
                                        Cris V. Branden
                                        Authorized Officer

Dated: June 11, 2001






                              Page 11 of 12 Pages

                               INDEX TO EXHIBITS


NUMBER                                 EXHIBIT
------                                 -------

1* Joint Filing Agreement among Mr. H. Wayne Huizenga, Huizenga Investments Limited Partnership and Huizenga Investments, Inc.


---------------------------
* previously filed










                              Page 12 of 12 Pages